Ceasing Control of Credit Suisse Mid Cap Core Class A

As of April 30, 2008, Charles Schwab & Co Inc Special Custody Account for the exclusive benefit of customers ("Shareholder") owned 4,071.132 shares of the Fund, which represented 38.72% of the Fund. As of October 31, 2008, Shareholder owned 3,810.384 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.